UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Mary E. Schaffner
Wells Fargo & Company
mary.e.schaffner@wellsfargo.com

Re: Wells Fargo & Company

Dear Ms. Schaffner:

This is in regard to your letter dated February 10, 2014 concerning the shareholder proposal submitted by Christian Brothers Investment Services, Inc.; the Benedictine Sisters of Mount St. Scholastica; The Granary Foundation; the Board of Pensions of the Presbyterian Church (USA); Providence Trust; the School Sisters of Notre Dame, Central Pacific Province; Catholic Health East; the Benedictine Sisters of Monasterio Pan de Vida; United Church Funds; and Friends Fiduciary Corporation for inclusion in Wells Fargo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Wells Fargo therefore withdraws its December 28, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Daniel P. Nielsen
Christian Brothers Investment Services, Inc.
dnielsen@cbisonline.com

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company
Counsel and Assistant Secretary
612/667-2367
612/667-6082

February 10, 2014

Via E-Mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Wells Fargo & Company – Omission of Stockholder Proposal Submitted by Christian Brothers Investment Services, Inc. and Certain Other Co-Proponents

Ladies and Gentlemen:

In a letter dated December 28, 2013, Wells Fargo & Company ("Wells Fargo" or the "Company") requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that Wells Fargo could exclude from its proxy statement and form of proxy for Wells Fargo's 2014 Annual Meeting of Stockholders a proposal (the "Proposal") and statements in support thereof submitted by Christian Brothers Investment Services, Inc. ("CBIS") and the additional co-proponents listed on Schedule 1 to this letter (the "co-proponents," and together with CBIS, the "Proponents").

Enclosed as Exhibit A is a letter from Daniel Nielson, dated January 21, 2014, withdrawing the Proposal on behalf of the Proponents. In reliance on Mr. Nielson's letter, we hereby withdraw the December 28, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please send correspondence concerning this matter to mary.e.schaffner@wellsfargo.com. If you have any questions regarding this matter, please call the undersigned at 612-667-2367 or Elizabeth Ising, Esq. of Gibson Dunn & Crutcher LLP at 202-955-8287.

Very truly yours,

Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary

Enclosure

cc: Daniel Nielsen, Christian Brothers Investment Services, Inc.
Additional Co-Proponents listed on Schedule 1 (via email or overnight mail)
Elizabeth Ising, Gibson Dunn & Crutcher LLP (via email)

SCHEDULE 1

Additional Co- Proponents

Benedictine Sisters of Mount St. Scholastica
The Granary Foundation
Board of Pensions of the Presbyterian Church (USA)
Providence Trust
School Sisters of Notre Dame, Central Pacific Province
Catholic Health East
Benedictine Sisters of Monasterio Pan de Vida
United Church Funds
Friends Fiduciary Corporation

EXHIBIT A

CBIS
Christian Brothers Investment Services, Inc.

January 21, 2014

Ms. Mary E. Schaffner
Wells Fargo
MAC N9305-173
Wells Fargo Center
90 South 7th Street
Minneapolis, MN 55479

RE: Withdrawal of Shareholder Proposal re: Direct Deposit Advance

Dear Ms. Schaffner:

This letter shall serve as notice that Christian Brothers Investment Services, Inc. (CBIS), as the primary filer of the Direct Deposit Advance shareholder proposal for inclusion in the 2014 proxy statement, hereby withdraws that proposal on behalf of CBIS and the various co-filers of the proposal.

The statement made on January 17th by Wells Fargo announcing the discontinuation of the Direct Deposit Advance service addresses the concerns that were raised in the proposal. We commend Wells Fargo for this decision.

We recognize that some customers have needs for short-term small-amount loans. We hope that Wells Fargo will investigate the opportunity to provide customers with products that address those needs but without the characteristics of Direct Deposit Advance that we found problematic. We look forward to discussing this with Wells Fargo in the future.

Sincerely yours,

Daniel P. Nielsen
Director – Socially Responsible Investing

Account Services
Denver
PO Box 3238
Denver, CO
80201-4838
Tel: (800) 321-7194
Fax: (866) 205-1499

Regional Offices
New York
777 Third Avenue
29th Floor
New York, NY
10017-1401
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
20 North Wacker Drive
Suite 2000
Chicago, IL
60606-3002
Tel: (312) 803-6440
Fax: (312) 803-6441

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111-3610
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

From: Brian Depew [mailto:briand@cfra.org]
Sent: Monday, January 27, 2014 7:29 PM
To: Schaffner, Mary (Legal)
Cc: dnielsen@cbisonline.com
Subject: Re: Wells Fargo & Company-Withdrawal of Proposal re: Direct Deposit Advance

On behalf of The Granary Foundation, I hereby authorize Daniel Nielsen, Christian Brothers Investment Services, Inc., as lead proponent for the stockholder proposal filed with Wells Fargo & Company regarding Direct Deposit Advance for inclusion in Wells Fargo's 2014 proxy statement, to withdraw this proposal on our organization's behalf.

Brian Depew
Executive Director
Center for Rural Affairs
Granary Foundation

From: Bill Somplatsky-Jarman [mailto:Bill.Somplatsky-Jarman@pcusa.org]
Sent: Wednesday, February 05, 2014 9:09 PM
To: Schaffner, Mary (Legal)
Subject: RE: Wells Fargo - Shareholder Proposal Withdrawal

On behalf of The Board of Pensions of The Presbyterian Church (USA), I hereby authorize Daniel Nielsen, Christian Brothers Investment Services, Inc., as lead proponent for the stockholder proposal filed with Wells Fargo & Company regarding Direct Deposit Advance for inclusion in Wells Fargo's 2014 proxy statement, to withdraw this proposal on behalf of our organization.

Sincerely yours,

William Somplatsky-Jarman

William Somplatsky-Jarman
Coordinator for Social Witness Ministries
Presbyterian Mission Agency ~ Compassion, Peace & Justice Ministry
Phone: 502-569-5809
Toll Free: 888-728-7228, ext. 5809
Fax: 502-569-8963
E-mail: bill.somplatsky-jarman@pcusa.org

PRESBYTERIAN MISSION AGENCY

From: Kathryn McCloskey [mailto:katie.mccloskey@ucfunds.org]
Sent: Wednesday, February 05, 2014 1:32 PM
To: Schaffner, Mary (Legal)
Subject: Direct Deposit Advance proposal withdrawal

Dear Ms. Schaffner,

This email serves as confirmation that United Church Funds authorizes Daniel Nielsen of Christian Brothers Investment Services to withdraw the Direct Deposit Advance proposal on behalf of United Church Funds.

Sincerely,
Katie McCloskey

Katie McCloskey
Director, Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020 • New York NY 10115
Direct: 212-729-2608 *Toll-free:* 877-806-4989
Invest Responsibly. Strengthen Ministry.

From: Jansen, Linda [mailto:ljansen@ssndcp.org]
Sent: Wednesday, February 05, 2014 1:51 PM
To: Schaffner, Mary (Legal)
Subject: Withdrawal of resolution

Dear Mary,

On behalf of School Sisters of Notre Dame, I hereby authorize Daniel Nielsen, Christian Brothers Investment Services, Inc., as lead proponent for the stockholder proposal filed with Wells Fargo & Company regarding Direct Deposit Advance for inclusion in Wells Fargo's 2014 proxy statement, to withdraw this proposal on behalf of School Sisters of Notre Dame.

I applaud Wells Fargo on your decision to terminate your Direct Deposit Advance service. I am happy to support the withdrawal of the resolution and hope that meaningful dialogue with our company will continue.

Sister Linda Jansen, SSND
Assistant Treasurer
School Sisters of Notre Dame
Phone: 314-633-7021
Fax: 314-633-7057
ljansen@ssndcp.org

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

December 28, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wells Fargo & Company – Omission of Stockholder Proposal Submitted by Christian Brothers Investment Services, Inc. and Certain Other Co-Proponents

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("Wells Fargo" or the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a stockholder proposal from its proxy statement and form of proxy for Wells Fargo's 2014 Annual Meeting of Stockholders (the "2014 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

Pursuant to Rule 14a-8(j), Wells Fargo has (1) filed this letter with the Commission no later than eighty calendar days before Wells Fargo intends to file its definitive 2014 Proxy Materials with the Commission; and (2) sent copies of this correspondence to the proponents identified in this letter.

The Proposal

On November 12, 2013, the Company received a stockholder proposal (the "Proposal") for inclusion in Wells Fargo's 2014 Proxy Materials from Christian Brothers Investment Services, Inc. ("CBIS"). Subsequent to that date, and on or prior to November 14, 2013, the deadline for submission of stockholder proposals for inclusion in the Company's 2014 Proxy Materials, the Company also received identical proposals from ten additional stockholder-proponents identified on Schedule 1 to this letter. CBIS and the organizations listed on Schedule 1 are referred to in this letter as the "Proponents."[1] Copies of the submission letters and the Proposal received from each of the Proponents are attached to this letter as Exhibit A.

The Proposal focuses, in its "Whereas" clauses, exclusively on the Company's Direct Deposit Advance lending service and then requests, in its "Resolution" clause, that the Wells Fargo Board of Directors (1) oversee "an amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices" and (2) prepare a report that provides assurance to stockholders about "the adequacy of the policy and its enforcement."

[1] Each of the additional co-filers has designated Daniel Nielsen of CBIS as its representative for receiving all communications with respect to the Proposal.

Analysis

For the reasons set forth below, Wells Fargo believes it may properly exclude the Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(7) because it pertains to matters relating to the Company's ordinary business operations. Specifically, although the "Resolved" clause requests that the Company's Board of Directors amend and develop, and then report on policies and enforcement mechanisms to prevent employees from engaging in "predatory lending practices" generally, the "Whereas" clauses of the Proposal, on which the "Resolved" clause is premised, make it clear that the Proposal is in fact focusing on the Proponents' objections to the Company's Direct Deposit Advance lending service —a specific lending service offered to its existing checking account customers.

Description of Direct Deposit Advance. Wells Fargo is a nationwide, diversified, community-based financial services company and bank holding company providing, among other financial services, banking and consumer and commercial finance services. Direct Deposit Advance has been offered by Wells Fargo to its checking account customers since 1994. It is available only to established consumer customers whose accounts are in good standing, and who self-select this service online or by contacting a phone banker. Direct Deposit Advance is structured as a line of credit (not a loan) and is designed to help customers address an emergency financial situation by providing short-term credit quickly. Only those customers who have established an automatic and regularly recurring funds deposit (e.g., a payroll deposit) may use the Direct Deposit Advance service, and may only access a limited amount of funds ($20.00 to $500.00, depending on need and pre-existing credit limit, which for any customer, cannot exceed a maximum credit limit of $500.00, and may in fact be less, depending upon the amount of qualified deposits used to calculate the credit limit) in anticipation of the next qualified automatic funds deposit. Wells Fargo assesses a single advance fee of $1.50 per $20.00 borrowed (which equates to $7.50 per $100.00 borrowed in the Proponents' example, significantly less than loans offered by payday lenders) for each advance. All advances and the advance fee are automatically repaid with the next qualifying automatic deposit. Wells Fargo provides extensive disclosure about the Direct Deposit Advance service in its service agreement and information guide, on its website, and through its phone bankers to its customers, reinforcing that the Direct Deposit Advance line of credit is a higher cost alternative to other types of credit, and emphasizing that the service is not intended to serve longer-term financial needs. In order to help ensure customers do not ultimately rely on this service as a long-term solution, Wells Fargo also has implemented policies limiting a customer's ability to access Direct Deposit Advance, and provides a repayment option that allows incremental repayment of an advance over time, rather than all at once. Furthermore, since the Company is engaged in the business of full-service banking, it offers, unlike payday lenders, a variety of short- and longer-term credit solutions to customers, and regularly encourages customers using Direct Deposit Advance to explore other credit products.

Exclusion of Proposals Relating to Ordinary Business Operations under Rule 14a-8-(i)(7). Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal if the proposal deals with the company's ordinary business operations. In connection with the Commission's adoption of the 1998 amendments to Rule 14a-8, the Commission stated in the accompanying Release (Exchange Act Release No. 40018 (May 21, 1998), the "1998 Release"), that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholders to decide how to solve such problems at an annual meeting." The 1998 Release described the two "central considerations" for the ordinary business exclusion: (1) that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight; and (2) the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."

Provision of banking services, products and practices constitutes the Company's ordinary business. The Staff has concluded generally in response to a number of no-action requests that proposals regarding the provision of banking services and products are matters of ordinary business and are excludable under Rule 14a-8(i)(7). In particular, the Staff generally allows exclusion of proposals aimed at banks' credit policies, loan underwriting and customer relations. For example, in *Wells Fargo & Company* (January 28, 2013), the Staff concurred that the Company could exclude a proposal requesting that the Company's Board of Directors prepare a report discussing the adequacy of the Company's policies in addressing the social and financial impacts of the Company's Direct Deposit Advance lending service. In its response, the Staff noted that the proposal in question related to "products and services offered for sale" by the Company, and stated that "[p]roposals concerning the sale of particular products and services are generally excludable under rule14a-8(i)(7)." The Staff also reached the same conclusion in connection with an identical stockholder proposal to the one at issue in *Wells Fargo & Company* regarding a direct deposit advance product offered by Fifth Third Bancorp (*Fifth Third Bancorp*, January 28, 2013). *See also JPMorgan Chase & Co.* (Mar. 16, 2010), where the Staff permitted the exclusion of a proposal under Rule 14a-8(i)(7) relating to JPMorgan Chase's decision to issue refund anticipation loans as relating to its ordinary business, noting that "proposals concerning the sale of particular services are generally excludable under Rule 14a-8(i)(7)." In *Wells Fargo & Company* (Feb. 16, 2006) and *Bank of America Corp.* (Mar. 7, 2005), the Staff also agreed that stockholder proposals pertaining to the banks' policies regarding the decision to extend credit to particular types of customers (including payday lenders) were excludable under Rule 14a-8(i)(7), because they related to the banks' ordinary business operations such as credit policies, loan underwriting and customer relations. *See also Bancorp Hawaii, Inc.* (Feb. 27, 1992) (finding that a proposal regarding policies with respect purchasing bonds, making loans and acting as a financial consultant was excludable because it related to the company's day-to-day business operations).

The Staff has also consistently allowed exclusion of proposals under Rule 14a-8(i)(7) requesting that a board of directors prepare a report on policies related to the provision of a financial service or product embedded in the day-to-day business of banks and financial institutions. *See JPMorgan Chase & Co.* (Feb. 26, 2007); *Bank of America Corp.* (Feb. 21, 2007); and *Citigroup, Inc.* (Feb. 21, 2007). In all these instances, the Staff permitted exclusion of proposals requesting preparation of a report about the policies in place to safeguard against the provision of any financial services for any corporate or individual client that enables capital flight and results in tax avoidance because the provision of financial services is the companies' ordinary business.

Similar to *Wells Fargo & Company* (Jan. 28, 2013) and the other precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) because it fundamentally focuses on a specific credit service the Company offers its customers, and thus relates to the Company's core day-to-day banking business.

The Proposal targets a specific service relating to the Company's ordinary business operations. Although the Proposal, in its "Resolved" clause, contains facially neutral statements and information requests with respect to a report on "predatory lending," the target of the Proposal is clearly the Company's Direct Deposit Advance lending service. The Proponents have captioned the Proposal "Direct Deposit Advances 2014—Wells Fargo" and each of the six paragraphs in the "Whereas" clause of the Proposal exclusively refers to "direct deposit advances," or "deposit loans." For example, the first paragraph in the "Whereas" clause states that "[o]ur company provides high-cost direct deposit advances" and goes on in the second and third paragraphs to provide specific information and examples about fees associated with use of the Direct Deposit Advance lending service. The fourth paragraph then states that "[d]irect deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo" and goes on in that paragraph and in the fifth and sixth paragraphs to discuss proposed FDIC regulations relating to deposit advance products. Thus, even though the Proposal contains a facially neutral "Resolved" clause, the Proposal is still excludable under Rule 14a-8(i)(7) because its focus is on the Company's decision to offer specific lending services to its customers, a core feature of the ordinary business of banking.

The Staff has repeatedly concurred with the exclusion under Rule 14a-8(i)(7) of proposals that on their face appear to raise a significant policy issue in a facially neutral way, but in fact serve as a stockholder referendum on a matter more properly part of the company's ordinary business. For example, the Staff has concurred in the exclusion of a number of proposals that appeared to request reports and/or disclosure relating to a company's political or charitable contributions generally, but upon closer examination in fact focused on limiting political or charitable contributions with respect to specific groups or issues. For example, in *PepsiCo, Inc.* (Mar. 3, 2011), the proposal contained a facially neutral request that the Board report to stockholders on the Company's process for identifying and prioritizing lobbying activities, but the supporting statement focused on the Company's support of Cap and Trade climate change legislation. In concurring in the exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities." *See also Bristol-Myers Squibb Co.* (Jan. 29, 2013) (concurring in the exclusion of a proposal requesting a report on the company's lobbying policies and expenditures, when the supporting statement focused on the company's support of the Patient Protection and Affordable Care Act).

Similarly, in *The Home Depot, Inc.* (available Mar. 18, 2011), the proposal requested that the company "list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company website." However, the proposal's supporting statement focused on lesbian, gay, bisexual and transgender events and same-sex marriage. Accordingly, notwithstanding the facially neutral language of the proposal's "resolved" clause, the Staff concurred in exclusion of the proposal under Rule 14a-8(i)(7) because the proposal "relates to charitable contributions to specific types of organizations." *See also Johnson & Johnson* (Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company disclose its charitable contributions, where the preamble and supporting statement targeted contributions to Planned Parenthood and organizations that support abortion and same-sex marriage); *Wells Fargo & Company* (Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company disclose all charitable organizations that are recipients of company donations, where the preamble contained multiple references to Planned Parenthood and organizations that support abortion and homosexuality); *Bank of America Corp.* (Jan. 24, 2003) (concurring in the exclusion of a proposal requesting that the company cease all charitable contributions, where the majority of the preamble and supporting statement referenced abortion and religious beliefs); and *American Home Products Corp.* (Mar. 4, 2002) (concurring in the exclusion of a proposal requesting that the board form a committee to study the impact of charitable contributions on the company's business and values, where the preamble referenced abortion and organizations that support or provide abortions).

These no-action letters indicate that the Staff historically has considered all of the facts, circumstances and evidence surrounding a shareholder proposal, including preambles and supporting statements, to determine whether a facially neutral proposal is actually directed at a company's ordinary business operations. A review of the Proposal in its entirety only reinforces the conclusion that it is intended to target the Company's decision to make a specific lending service (Direct Deposit Advance) available to qualified existing customers. In light of the conclusion reached by the Staff as outlined in the numerous no-action letters cited above, the Proposal is thus excludable under Rule 14a-8(i)(7) on the grounds that it relates to the Company's ordinary business matters.

<u>The Proposal does not relate to a significant policy issue</u>. Notwithstanding the fact that the Staff has concurred that a proposal relating to a company's ordinary business is generally excludable, if a proposal focuses on matters transcending the day-to-day business of a company and raises policy issues so significant that it would be appropriate for stockholder vote, such proposal would not be excludable under Rule 14a-8(i)(7). *See* Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009) ("SLB 14E"). The Proposal refers to both "predatory lending" and "payday lending" (a particular type of lending the Proponents asserts is predatory) in connection with the Direct Deposit Advance service. The Staff has concluded in several no-action letters that predatory

lending would constitute a significant policy issue. *See Bank of America Corp.* (Mar. 14, 2011); *Cash America International, Inc.* (Feb. 13, 2008); and *Conseco, Inc.* (Apr. 5, 2001). However, Direct Deposit Advance, the focus of the Proposal and the only lending practice cited in support of the Resolution, does not constitute predatory lending, and thus the Proposal does not raise an overriding policy issue.

First, as commonly understood, predatory lending includes abusive, illegal, and deceptive sales and collection practices, lack of clear and understandable disclosure regarding loan terms and cost, onerous repayment terms and penalties, and hidden fees. As described in detail under "Description of Direct Deposit Advance," Wells Fargo has in place terms and policies regarding access to, and limited continuous use of the Direct Deposit Advance service, and explicitly and frequently discloses the higher relative cost, and temporary and short-term nature of the service. Wells Fargo does not target "financially vulnerable" customers; to the contrary, the Direct Deposit Advance service is neither marketed nor advertised, and is limited to existing checking account customers whose accounts are in good standing. Consequently, Wells Fargo submits that, because Direct Deposit Advance does not constitute predatory lending, the Proposal does not involve an overriding policy concern. *See JPMorgan Chase & Co.* (March 16, 2010); *H&R Block, Inc.* (August 1, 2006) (both concurring in the exclusion of proposals addressing refund anticipation loans that the proponents asserted to have characteristics of predatory lending).

Second, even if the Proposal raises significant policy issues, under SLB14E, there must also be a sufficient nexus between the subject matter of the Proposal and Wells Fargo. The Staff found such a nexus when it declined to concur with a request from Cash America International, Inc. to exclude a stockholder proposal relating to payday lending under Rule 14a-8(i)(7). *See Cash America International, Inc.* (Feb. 13, 2008). The *Cash America* proposal sought to impose various requirements on Cash America, a company that owned and operated pawn shops and offered "pawn loans, a type of non-recourse loans secured by tangible personal property, check cashing and related financial services," as well as "short-term unsecured cash advances to individuals, commonly referred to as 'payday loans,' through most of its pawn lending locations." The *Cash America* proposal requested that the company form an independent board committee to oversee the adoption of policies and enforcement mechanisms to prevent predatory lending practices by employees and affiliates, and prepare a report to assure stockholders of the adequacy of these new policies and their enforcement. Given the strong nexus between the nature of the proposal and Cash America, a company whose primary business is making the types of loans that would be properly characterized as "payday loans," the Staff determined that the proposal in fact raised a significant policy issue, and thus was not excludable.

Although the scope of the report requested by the Proposal is similar to the report at issue in the *Cash America* no-action letter cited above, this mere similarity is insufficient to create the requisite "nexus" between the Proposal and the Company's business contemplated in *Cash America.* Rather, the Commission's no-action letters cited above (e.g., in *JPMorgan Chase & Co.* (Feb. 26, 2007); *Bank of America Corp.* (Feb. 21, 2007); and *Citigroup, Inc.* Feb. 21, 2007)) suggest that whether short-term lending practices under scrutiny in a stockholder proposal present a "significant policy issue" transcending the ordinary business exclusion, is determined by the type of lender and type of lending practice involved. This case-by-case standard is of key importance when contrasting the Company to payday lenders. Payday lenders, as their primary business, offer a limited number of products. By contrast, Wells Fargo offers, among other financial services, a wide range of banking and consumer and commercial finance services, a myriad of banking, consumer an and other business products and services—with Direct Deposit Advance constituting only one example of the Company's available services and products. Accordingly, the requisite nexus on which the Staff's conclusion relies in *Cash America* between the Company's business and the Direct Deposit Advance lending service on which the Proposal focuses, does not arise, and thus the Proposal may be excluded under Rule 14a-8(i)(7).

In contrast to *Cash America,* in 2011, the Staff agreed with Bank of America Corp. when it requested exclusion under Rule 14a-7(i)(7) of a stockholder proposal relating to its lending practices. *See Bank of*

America Corp. (Feb. 17, 2011). In that case, the proponent attempted to transform a proposal relating to ordinary business matters into a public policy issue by adding certain "buzz words," including referring to the company's lending activities as "illicit" and making references to the current "financial crisis." The Proponents attempt a similar transformation, by phrasing the "Resolved" clause as relating to "predatory lending," when it is clear from the "Whereas" clauses the Proposal's actual focus is on the ordinary business matter the banking services offered by the Company (specifically, the Company's Direct Deposit Advance service), which, as noted above, does not constitute a significant policy issue.

Conclusion

For the reasons set forth in this letter, Wells Fargo respectfully submits that it may properly omit the Proposal from its 2014 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wells Fargo omits such Proposal.

In accordance with Staff Legal Bulletin No.14D (Nov. 7, 2008) ("SLB 14D"), this letter, including Exhibit A, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter is being sent concurrently to the Proponents.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, I am taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff regarding the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

Please send correspondence concerning this request to mary.e.schaffner@wellsfargo.com. If you have any questions regarding this request, please call the undersigned at 612-667-2367 or Elizabeth Ising, Esq. of Gibson Dunn & Crutcher LLP at 202-955-8287.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary

Enclosure

cc: Daniel Nielsen, Christian Brothers Investment Services, Inc.

Co-Proponents listed on Schedule 1 (via email or overnight mail)

Elizabeth Ising, Esq., Gibson, Dunn & Crutcher (via email)

SCHEDULE 1

Additional Co-Proponents

Benedictine Sisters of Mount St. Scholastica
The Granary Foundation
Board of Pensions of the Presbyterian Church (USA)
Providence Trust
School Sisters of Notre Dame, Central Pacific Province
Catholic Health East
Benedictine Sisters of Monasterio Pan de Vida
United Church Funds
Friends Fiduciary Corporation

EXHIBIT A

CBIS

Christian Brothers Investment Services, Inc.

Account Services

Denver

PO Box 3238
Denver, CO
80201-4838
Tel: (800) 321-7194
Fax: (866) 205-1499

Regional Offices

New York

777 Third Avenue
29th Floor
New York, NY
10017-1401
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago

20 North Wacker Drive
Suite 2000
Chicago, IL
60606-3002
Tel: (312) 803-6440
Fax: (312) 803-6441

San Francisco

One Embarcadero Center
Suite 500
San Francisco, CA
94111-3610
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

November 12, 2013

Mr. Anthony R. Augliera
Corporate Secretary
Wells Fargo & Company
MAC# D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

RE: Agenda Item for 2014 Annual Shareholder Meeting

Dear Mr. Augliera:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2014 Annual Meeting of Stockholders of Wells Fargo & Company. Christian Brothers Investment Services, Inc. (CBIS) is the lead filer for this resolution with other co-filers to follow.

Also enclosed is certification from our custodian, BNY Mellon Bank, of our long position of 998,618 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2014 Meeting.

Regarding this proposal, Christian Brothers Investment Services, Inc. is the lead filer. Correspondence related to this proposal can be directed to me and copied to all co-filers. I can be contacted at 312-803-4716 or dnielsen@cbisonline.com.

Sincerely yours,

Daniel P. Nielsen
Director - Socially Responsible Investing

cc: Mr. John Stumpf, President and Chief Executive Officer, Wells Fargo & Company

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement
Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

BNY MELLON

500 Grant Street
14th Floor
Pittsburgh, PA 15258

Tuesday, November 12, 2013

Mr. Anthony R. Augliera
Corporate Secretary
MAC #D1053-300
301 S College St, Fl 30
Charlotte, NC 28202

Dear Mr. Augliera:

As of the date of this letter, The Bank of New York Mellon is custodian and holder of record of 998,618 shares of Wells Fargo & Company for Christian Brothers Investment Services, Inc.

Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of Wells Fargo & Company and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Michael J. Ewedosh
Vice President
The Bank of New York Mellon

Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

November 12, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Sent by Fax: 612-667-6082

Dear Mr. Augliera

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution Direct Deposit Advance. In brief, the proposal states: Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.
We are the owners of 5759 shares of Wells Fargo stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Daniel Nielsen of Christian Brothers Investment Services who may be reached at dnelisen@cbisonline.com. Daniel Nielsen as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, Business Manager

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 * Fax: (913) 360-6190
www.mountosb.org

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement

Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

Merrill Lynch
Wealth Management®
Bank of America Corporation

FACSIMILE COVER SHEET

TO: Anthony R Augliera
PHONE:
FAX: 16126676082

FROM: Merrill Lynch
SENDER: Jody Herbert
DATE: Wed Nov 20 16:34:13 EST 2013
PHONE: 316-631-3513
FAX: 13166654912

No. of Page(s) (including this page): 4

Subject: Fax from jody_a_herbert@ml.com

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Comments:

-

Merrill Lynch
Wealth Management™
Bank of America Corporation

November 12, 2013

Anthony R. Augllera, Corporate Secretary
Wells Fargo Company
MAC # D 1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

FAX:612-667-6082

RE: Co-filing of Shareholders resolutions- Direct Deposit Advance

FAO: Benedictine Sisters of Mount St Scholastica, TIN#

Dear Mr. Auglera,

As of November 12, 2012, the Benedictine Sisters of Mount St Scholastica held in the Torreon Mission Account and has held continuously for at least one year, 6011 shares of Wells Fargo common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch

Cc: Benedictine Sisters of Mount St Scholastica

2959 N Rock Road Ste 200 • Wichita, KS 67226-1193 • Tel: 316.631.3500 • 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts Cash transfers between retirement accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTCC New York Window 570 Washington Boulevard Jersey City, NJ 07310 Attn: Central Delivery, 5th Floor
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) Federal Book-Entry Mortgage All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
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Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302

The Granary Foundation

VALUES. WORTH. ACTION.

November 12, 2013

Mr. Anthony R. Augliera
Corporate Secretary
Wells Fargo & Company
MAC# D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

The Granary Foundation owns 133 shares of Wells Fargo & Company stock. The Granary Foundation is a private, independent foundation that serves the financial needs of the Center for Rural Affairs, an organization committed to strong rural communities, social and economic justice, environmental stewardship and genuine opportunity for all.

We are co-filing the enclosed shareholder resolution with the primary filer, Christian Brothers Investment Services, Inc., for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned Wells Fargo & Company shares.

We have been a shareholder for more than one year of over $2,000 worth of Wells Fargo & Company stock and will provide verification of ownership upon request. We will continue to hold at least $2,000 worth of Wells Fargo & Company stock through the shareholder meeting. A representative of the filers will attend the stockholder's meeting to move the resolution as required by SEC rules.

Regarding this proposal, I designate Dan Nielsen of Christian Brothers Investment Services, Inc. as the lead filer. Correspondence related to this proposal can be directed to him at 312-803-4716 or dnielsen@cbisonline.com

Sincerely,

Brian Depew
Executive Director

2013 NOV 12 17:16:55

Cc: Daniel Nielsen, Christian Brothers Investment Services, Inc. (dnielsen@cbisonline.com)
Catherine R. Chen, RBC Wealth Management (catherine.r.chen@rbc.com)

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement
Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

RBC Wealth Management

345 California Street
29th Floor
San Francisco, CA 94104-2642

November 12, 2013

Mr. Anthony R. Augliera
Corporate Secretary
Wells Fargo & Company
MAC# D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

RBC Capital Markets, LLC, acts as custodian for The Granary Foundation.

We are writing to verify that our books and records reflect that as of market close on November 11, 2013, The Granary Foundation owned 133 shares of Wells Fargo & Company (Cusip#949746101), representing a market value of approximately $5,685.75, and that The Granary Foundation has owned such shares since June 25, 2009. We are providing this information at the request of The Granary Foundation in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President – Assistant Complex Manager

PRESBYTERIAN
MISSION
AGENCY

RECEIVED
NOV 13 2013
JOHN STUMPF

Committee on Mission Responsibility Through Investment (MRTI)

VIA OVERNIGHT DELIVERY

November 12, 2013

Mr. John G. Stumpf, Chairman, President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

The Board of Pensions of The Presbyterian Church (USA) is beneficial owner of 104 shares of Wells Fargo & Company common stock. The verification from BNY Mellon Asset Servicing, the master custodian, will be forwarded under separate cover. It establishes that $2,000 worth of stock has been held for at least one year. The Board will hold the SEC required minimum position through the date of the Annual Meeting in 2014 where the shares will be represented.

In accordance with SEC Rule 14a-8, the Board is co-filing the enclosed shareholder proposal that Coca-Cola has received from Christian Brothers Investment Services for consideration at the 2014 Wells Fargo & Company.

The Presbyterian Church (USA) historically has been concerned about peacemaking and respect for human rights. This proposal addresses these issues. We hope that Wells Fargo will review the proposal carefully, and respond positively.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment (MRTI)

Enclosures: Shareholder Proposal on Direct Deposit Advances

CC: Ms. Elizabeth (Terry) Dunning, MRTI Chairperson
Mr. George Philips, MRTI Vice Chairperson

Presbyterian Church (U.S.A.)
100 Witherspoon St, Room 3222, Louisville, KY 40202
Phone: 502-569-5809 ~ Fax; 502-569-8963
Email:Bill.Somplatsky-Jarman@pcusa.org
Webpage:
www.presbyterianmission.org/ministries/mrti/

Social Witness Ministries
Compassion, Peace and Justice Ministries

RECEIVED
NOV 14 2013
JOHN STUMPF

PRESBYTERIAN
MISSION
AGENCY

Committee on Mission Responsibility T

VIA OVERNIGHT DELIVERY

November 13, 2013

Mr. John G. Stumpf, Chairman, President and Chief
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

We apologize for the first letter errors in the second paragraph. This is the corrected letter.

Dear Mr. Stumpf:

The Board of Pensions of The Presbyterian Church (
Fargo & Company common stock. The verification
custodian, will be forwarded under separate cover. F
for at least one year. The Board will hold the SEC r
Annual Meeting in 2014 where the shares will be re

In accordance with SEC Rule 14a-8, the Board is co
Fargo & Company has received from Christian Brot
2014 Wells Fargo & Company Annual Meeting.

The Presbyterian Church (USA) historically has bee
human rights. This proposal addresses these issues.
carefully, and respond positively.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Inves

Enclosures: Shareholder Proposal on Direct Deposit Advances

CC: Ms. Elizabeth (Terry) Dunning, MRTI Chairperson
Mr. George Philips, MRTI Vice Chairperson

Presbyterian Church (U.S.A.)
100 Witherspoon St, Room 3222, Louisville, KY 40202
Phone: 502-569-5809 ~ Fax; 502-569-8963
Email: Bill.Somplatsky-Jarman@pcusa.org
Webpage:
www.presbyterianmission.org/ministries/mrti/

Social Witness Ministries
Compassion, Peace and Justice Ministries

PRESBYTERIAN
MISSION
AGENCY

RECEIVED
NOV 14 2013
JOHN STUMPF

Committee on Mission Responsibility Through Investment (MRTI)

VIA OVERNIGHT DELIVERY

November 13, 2013

Mr. John G. Stumpf, Chairman, President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

The Board of Pensions of The Presbyterian Church (USA) is beneficial owner of 104 shares of Wells Fargo & Company common stock. The verification from BNY Mellon Asset Servicing, the master custodian, will be forwarded under separate cover. It establishes that $2,000 worth of stock has been held for at least one year. The Board will hold the SEC required minimum position through the date of the Annual Meeting in 2014 where the shares will be represented.

In accordance with SEC Rule 14a-8, the Board is co-filing the enclosed shareholder proposal that Wells Fargo & Company has received from Christian Brothers Investment Services for consideration at the 2014 Wells Fargo & Company Annual Meeting.

The Presbyterian Church (USA) historically has been concerned about peacemaking and respect for human rights. This proposal addresses these issues. We hope that Wells Fargo will review the proposal carefully, and respond positively.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment (MRTI)

Enclosures: Shareholder Proposal on Direct Deposit Advances

CC: Ms. Elizabeth (Terry) Dunning, MRTI Chairperson
Mr. George Philips, MRTI Vice Chairperson

Presbyterian Church (U.S.A.)
100 Witherspoon St, Room 3222, Louisville, KY 40202
Phone: 502-569-5809 ~ Fax: 502-569-8963
Email:Bill.Somplatsky-Jarman@pcusa.org
Webpage:
www.presbyterianmission.org/ministries/mrti/

Social Witness Ministries
Compassion, Peace and Justice Ministries

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement
Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

RECEIVED
NOV 20 2013
JOHN STUMPF

BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

November 13, 2013

Mr. John G. Stumpf
Chairman, President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

RE: THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH

Dear Mr. Stumpf,

This letter is to verify that the Board of Pensions of the Presbyterian Church (U.S.A.) is the beneficial owner of 104 shares of Wells Fargo & Company as of November 13, 2013, the day the co-filing letter was sent, and November 14, 2013, the day you received the co-filing letter. This stock position is valued at over $2,000.00, and has been held continuously for over one year prior to the date of the filing of the shareholder resolution.

Please note that resolution is being filed under the name of the Presbyterian Church (U.S.A.), 100 Witherspoon Street, Louisville, Kentucky 40202.

Security Name	Cusip	Ticker
Wells Fargo & Company	949746101	WFC

Sincerely,

Terri Volz
BNY Mellon Asset Servicing
Phone: 412-234-5338
Fax: 412-236-9216
Email: Terri.Volz@bnymellon.com

Cc: Judith Freyer-The Board of Pensions of the Presbyterian Church (U.S.A.)
Donald A. Walker III-The Board of Pensions of the Presbyterian Church (U.S.A.)
William Somplatsky-Jarman- Mission Responsibility Through Investment
Peggy Dahmer- Mission Responsibility Through Investment

PROVIDENCE TRUST

SAN ANTONIO, TEXAS

November 12, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Sent by Fax: 612-667-6082

Dear Mr. Augliera

I am writing you on behalf of Providence Trust to co-file the stockholder resolution Direct Deposit Advance. In brief, the proposal states: Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.
We are the owners of $2000 worth of Wells Fargo stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Daniel Nielsen of Christian Brothers Investment Services who may be reached at dnelsen@cbisonline.com. Daniel Nielsen as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sr. Ramona Bezner CDP

Sr. Ramona Bezner, CDP
Trustee
Providence Trust
210-587-1102

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement

Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

The Quantitative Group
755 E Mulberry Ave
Suite 300
San Antonio, TX 78212
tel 210 277 4400
fax 210 735 1150

Graystone Consulting℠

November 12, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC#D 1053-300
301 South College Street, 30th floor
Charlotte, NC 28202

RE: Co-filing of shareholder resolution - Report of Business Standards Review

Dear Mr. Augliera,

As of November 12, 2013 The Providence Trust held and has held continuously since May 4, 2011, 4400 shares of Wells Fargo common stock. These shares have been held with Morgan Stanley, Inc. DTC# 0015.

If you need further information, please contact us at 210-366-6692.

Sincerely,

CTaylor

Cheryl Taylor
Registered Marketing Associate
The Quantitative Group at Graystone Consulting

Ronald A. Kern, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
ron.kern@msgraystone.com

W. Joseph Sammons, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
joe.sammons@msgraystone.com

Myrteel M. Ward
Institutional Consulting Director
Senior Vice President - Investments
myrteel.ward@msgraystone.com

Rollins S. Rubsamen, Jr.
Institutional Consulting Director
Senior Vice President - Investments
rollins.rubsamen@msgraystone.com

Jason W. Black
Institutional Consulting Director
jason.black@msgraystone.com

Maurie Kern
Relationship Manager
maurie.kern@msgraystone.com

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

BY OVERNIGHT DELIVERY

November 27, 2013

Providence Trust
Sr. Ramona Bezner, CDP
P.O. Box 37345
San Antonio, TX 78237

Re: Stockholder Proposal: Direct Deposit Advances
Received: November 13, 2013

Dear Mrs. Bezner:

I am writing on behalf of Wells Fargo & Company (the "Company"), which received on November 13, 2013, your stockholder proposal entitled "Direct Deposit Advances" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Proposal was submitted to the Company on November 13, 2013 (the "Submission Date"). The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, you provided a proof of ownership dated November 12, 2013 from Graystone Consulting, stating that your shares are being held through Morgan Stanley, a DTC participant. As explained in more detail below, stockholder proponents must provide the proof of ownership of the requisite number of shares in the form of a written statement from the "record" holder of their shares, which record holder, if a bank or broker, must also be a DTC participant. Graystone Consulting does not appear to be a DTC participant.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the Submission Date. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the Submission Date, the requisite number of Company shares were continuously

held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically **no later than 14 calendar days from the date you receive this letter.** Please address any response to me at the following address:

Mary E. Schaffner
Senior Company Counsel
& Assistant Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479

Alternatively, you may transmit any response by facsimile to me at 612.667.6082 or by email at mary.e.schaffner@wellsfargo.com.

If you have any questions with respect to the foregoing, please contact me at 612.667.2367. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel
& Assistant Secretary

cc: Daniel P. Nielsen (dnielsen@cbisonline.com)

Enclosures

School Sisters of Notre Dame
Central Pacific Province
TRANSFORMING THE WORLD THROUGH EDUCATION

Central Office
320 East Ripa Avenue
St. Louis, MO 63125-2897
P: 314-633-7005
F: 314-544-6754
www.ssndcentralpacific.org

November 11, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

I am writing on behalf of the School Sisters of Notre Dame, Central Pacific Province, a religious congregation committed to the well-being and quality of life of the human family and the earth. As faith-based investors, we are truly concerned about the financial welfare of the poor and the practice of Direct Deposit Advance used by our bank.

The School Sisters of Notre Dame are therefore co-filing the enclosed shareholder proposal, "Direct Deposit Advance" with Christian Brothers Investment Services who have submitted it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. Please note that the contact person for this resolution/proposal will be: Dan Nielsen of Christian Brothers. His contact information: dnielsen@cbis.com.

As verification that we are beneficial owners of common stock in Wells Fargo, I will be sending in another mailing a letter from Commerce Trust, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Sister Linda Jansen

Sister Linda Jansen, SSND
Assistant Treasurer
School Sisters of Notre Dame

Enclosures

cc: Robert Manuel, CRA
Julie Wokaty, ICCR

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement
Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

The Commerce Trust Company
A division of Commerce Bank

Lora Downey
314-746-7453

November 11, 2013

Sister Linda Jansen, SSND
School Sisters of Notre Dame
Central Pacific Providence
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame Central Pacific Province General-Restricted
Account #

Dear Sister Linda:

Security	Shares	Acquisition Date
Wells Fargo & Company	200	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting. The Commerce Trust Company is a member of the Depository Trust and Clearing Company.

If you should have any questions, please call me.

Sincerely,

Lora Downey

Lora Downey
Vice President

LJD/lj

CATHOLIC HEALTH EAST

Treasury MS 222
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

November 13, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

RE: Shareholder Proposal for 2014 Annual Meeting

Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of Wells Fargo. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

We are concerned about our company's policies regarding direct deposit advance lending and the fact that the necessary information for shareholder to determine its suitability for vulnerable customers is not forthcoming.

Therefore, Catholic Health East is co-filing the proposal, *Direct Deposit Advance* with the primary filer, Christian Brothers Investment Services, represented by Dan Nielsen. We authorize Dan Nielsen to withdraw the resolution on our behalf when appropriate.

Enclosed is the resolution for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of at least $2,000 worth of Wells Fargo stock. We have held these shares continuously for more than one year and will continue to hold at least $2,000 of stock until after the 2013 shareholder meeting. The verification of our ownership position will be provided by our custodian, BNY Mellon and will follow under separate cover.

Catholic Health East remains open to productive dialogue which could lead to a withdrawal of the resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll, SSJ

Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure

cc: Dan Nielsen, Christian Brothers Investment Services
Interfaith Center on Corporate Responsibility

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement

Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

THE BANK OF NEW YORK MELLON

November 13, 2013

Anthony R. Augliera
Corporate Secretary
Wells Fargo Company
MAC# D 1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company held 175 shares of WELLS FARGO & CO (cusip 949746101) for our client and beneficial owner, Catholic Health East Consolidated Master Retirement Trust.

Of the 175 shares currently held in our custody as of November 13, 2013, 175 shares have been continuously held for over one year by our client:

Catholic Health East Consolidated Master Retirement Trust
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May

Jennifer L. May
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 12, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Sent by Fax: 612-667-6082

Dear Mr. Augliera

I am writing you on behalf of Benedictine Sisters of Monasterio Pan de Vida to co-file the stockholder resolution Direct Deposit Advance. In brief, the proposal states: Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.
We are the owners of 226 shares of Wells Fargo stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Daniel Nielsen of Christian Brothers Investment Services who may be reached at dneilsen@cbisonline.com. Daniel Nielsen as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, Investment Director

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement

Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

Merrill Lynch
Wealth Management®
Bank of America Corporation

FACSIMILE COVER SHEET

TO: Anthony R Augliera
PHONE:
FAX: 16126676082

FROM: Merrill Lynch
SENDER: Jody Herbert
DATE: Wed Nov 20 16:27:39 EST 2013
PHONE: 316-631-3513
FAX: 13166654912

No. of Page(s) (including this page): 4

Subject: Fax from jody_a_herbert@ml.com

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Comments:

-

Merrill Lynch
Wealth Management®
Bank of America Corporation

November 12, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC # D 1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

FAX:612-667-6082

RE: Co-filing of Shareholders resolutions- Direct Deposit Advance

FAO: Benedictine Sisters of Monasterio Pan de Vida, TIN#

Dear Mr. Augliera,

As of November 12, 2012, the Benedictine Sisters of Monasterio Pan de Vida held in the Torreon Mission Account and has held continuously for at least one year, 226 shares of Wells Fargo common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch

Cc: Benedictine Sisters of Monasterio Pan de Vida

2059 N Rock Road Ste 200 • Wichita, KS 67226-1193 • Tel: 316.631.3500 • 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
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Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302

UNITED CHURCH FUNDS

November 13, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

United Church Funds has been a shareholder in Wells Fargo for many years. We continue to be concerned that our company's Direct Deposit Advance product creates a scenario for customers to enter into cycles of indebtedness. As a socially responsible investor, we believe that our company can focus its financial practices on those that lift people out of debt rather than ones with predatory characteristics.

United Church Funds is therefore supporting Christian Brothers Investment Services as they lead the submission of the enclosed shareholder proposal, "Direct Deposit Advances." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Verification that we are beneficial owners of common stock in Wells Fargo, in the form of a letter of attestation from our custodian BNY Mellon, will follow. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility
212.729.2608

Enclosures

cc:

Dan Nielsen, Christian Brothers Investment Services
Julie Wokaty, ICCR

475 Riverside Drive
Suite 1020
New York NY 10115

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement
Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

UNITED CHURCH FUNDS

November 14, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

Following our letter of November 13, 2013 submitting a shareholder resolution titled "Direct Deposit Advance" in support of Christian Brothers Investment Services, please find the enclosed verification that United Church Funds is the beneficial owner of common stock in Wells Fargo, in the form of a letter of attestation from our custodian BNY Mellon. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility
212.729.2608

Enclosures

475 Riverside Drive
Suite 1020
New York NY 10115

BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 14, 2013

Ms. Kathryn McCloskey
Director, Corporate Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. McCloskey,

This letter is to confirm that BNY Mellon as custodian for the United Church Funds held 59,035 shares in account of Wells Fargo & Company, cusip #949746101, as of November 13, 2013.

The beneficial owner of these shares, as per BNY Mellon records, is United Church Funds, who held at least $2,000.00 of market value of Wells Fargo & Company, and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Jonathan Bangor
Vice President

FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

November 13, 2013

VIA OVERNIGHT MAIL

Mr. Anthony R. Augliera
Corporate Secretary
Wells Fargo Company
301 South College Street, 30th Floor
Charlotte, NC 28202

Dear Mr. Augliera:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2013 proxy statement of Wells Fargo Company and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation intends to co-file the attached proposal with lead filer, Christian Brothers Investment Services, Inc., at the 2014 annual meeting of shareholders.

Friends Fiduciary Corporation serves more than 300 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $270 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As investors, we are concerned that direct deposit advances loans can have elements that could be deemed predatory which presents potential risks to our company.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal will be: Dan Nielsen. His phone number is (312) 803-4716 and his email is dnielsen@cbisonline.com . The lead filer is authorized to withdraw this resolution on our behalf.

Friends Fiduciary currently owns more than 65,500 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,

Jeffery W. Perkins
Executive Director

Enclosures

cc: Dan Nielsen

Direct Deposit Advances
2014 – Wells Fargo

WHEREAS: Our company provides high-cost direct deposit advances that resemble payday loans and are considered in many instances to not be in the best interest of customers.

Wells Fargo charges $7.50 for each $100 accessed through a direct deposit advance. Advances and fees are repaid automatically, in full, when the customer's account next receives a direct deposit. Customers may then find themselves unable to pay their expenses and needing to access another direct deposit advance.

For example, a customer who relies on a $500 advance that is automatically paid back with fees when the next direct deposit is made may need to take out a $400 advance during the next pay period, a $300 advance during the subsequent pay period, etc. After five advances, the customer will have ended up being advanced $1,500 and paying $112.50 in total fees. This is similar to "loan flipping" which has been recognized as an element of predatory lending.

Direct deposit advances may pose significant regulatory, legal, and reputational risks to Wells Fargo. Regulators have repeatedly warned banks to avoid providing products that are not in the best interests of customers and may be predatory in nature. In April 2013, the FDIC issued proposed guidance addressing various risks posed by deposit advance products.

FDIC Chairman Martin J. Gruenberg said at the time: "The proposed supervisory guidance released today reflects the serious risks that certain deposit advance products may pose to financial institutions and their customers."

The FDIC elaborated that providers "often do not utilize fundamental and prudent banking practices to determine the customer's ability to repay the loan and meet other necessary financial obligations. Deposit advance loans share a number of characteristics seen in traditional payday loans, including high fees; very short, lump-sum repayment terms; and inadequate attention to the consumer's ability to repay."

Resolved: Shareholders request the Board of Directors (1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices; and (2) provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement, by June 2014.

Supporting Statement
Shareholders have no means of evaluating the effectiveness of current company policies. Reports to shareholders on our company's anti-predatory lending policies should include:

- A definition of predatory lending;
- Metrics to determine whether loans and advances were consistent with the borrowers' ability to repay;
- Results of our company's efforts to be transparent regarding the terms of loan and advance amounts; and
- An assessment of the reasonableness of collection procedures.

Policies must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard.

usbank.

All of **us** serving you

Institutional Trust And Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

November 12, 2013

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Wells Fargo Company** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation.** The shares are registered in our nominee name at **Depository Trust Company.**

Sincerely,

A Delia

Antoinette Delia
Account Associate
215-761-9340